PRIMERO ANNOUNCES ISSUANCE OF SHARES TO GOLDCORP IN PAYMENT FOR CONVERTIBLE NOTE

(Please note that all dollar amounts in this news release are expressed in U.S. dollars unless otherwise indicated.)

Toronto, Ontario, August 7, 2012 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) announced today that it issued 8,422,460 common shares of the Company to Goldcorp Inc. (TSX:G) (NYSE:GG) (“Goldcorp”) in payment for the $30 million principal of the convertible note held by Goldcorp.

Immediately following the issuance, Goldcorp owned an aggregate of 39,573,660 common shares of Primero, representing approximately 41% of the issued and outstanding common shares of Primero (increased from approximately 35%). The 8,422,460 common shares of Primero were issued from treasury at a deemed price of $3.74 per share for an aggregate value of $30 million.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero is focused on delivering superior, sustainable value for all stakeholders with low-risk exposure to gold. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
Vice President, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com